October 3, 2014

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ocera Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 18, 2014
File No. 001-35119

Dear Mr. Riedler:

We have received the comment letter dated September 25, 2014 of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced filing (the “Form 10-K”) made by Ocera Therapeutics, Inc. (the “Company,” “we,” “us” or “our”). The following represents our response to the Staff’s comment. For ease of reference, we have included the original comment below and have provided our responses after the comment.

Intellectual Property, page 7

1.              Please identify the material patents or patent applications in relation to OCR-002 that UCL has licensed to you. Additionally, please expand your disclosure to include the date of issuance and expiration date (or, if a patent application, the date filed) for your material patents with respect to OCR-002.

RESPONSE:  We acknowledge the Staff’s comment and respectfully refer the Staff to the Commission’s Order (the “Order”) filed on November 12, 2013 granting confidential treatment under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the Company’s application under Rule 24b-2 requesting confidential treatment for information we excluded from the Exhibits to our Form 8-K/A filed on September 27, 2013 (the “Form 8-K/A”).   Exhibit 10.5 to this Form 8-K/A is the Company’s Deed dated February 20, 2013 (the “License Agreement”) with UCL Business PLC (“UCL”).  Pursuant to the Order, the Staff granted confidential treatment with respect to the disclosure of the patents and patent applications licensed to the Company by UCL under the License Agreement and set forth on Exhibit A to the License Agreement.

In addition, the Company disclosed additional information concerning our intellectual property portfolio, including the patents and applications related to OCR-002 licensed to us by UCL under the License Agreement, in connection with the offering of our common stock which closed in July 2014.   In the preliminary prospectus supplement to the Company’s Form S-3 (Registration No. 333-181215) filed on July 9, 2014 (the “Prospectus Supplement”), we included the following disclosure related to our intellectual property position:

“We are building intellectual property protection of OCR-002. We have exclusively licensed from UCL patents and pending patent applications that include general composition of matter claims related to OCR-002 that are granted in Europe, Japan, China and several other countries, and claims related to the use of OCR-002 for the treatment of HE that are granted in the United States, Europe, Japan, China, and elsewhere, which expire in 2025. In addition, we exclusively own patents and pending patent applications that include specific drug substance patent claims granted in the United States, which expire in 2030. We also co-own with UCL and have exclusively licensed from UCL patents and pending applications that include claims related to the use of OCR-002 for the treatment of portal hypertension that are allowed in Europe and China, granted in New Zealand, and pending elsewhere, which expire in 2030 where granted. We also hold exclusive rights to patent applications pending worldwide for the manufacture of OCR-002, which would expire in 2030 and 2031, if granted.”

Furthermore, the Company incorporated the complete business section from the Prospectus Supplement into Item 8.01 of our Form 8-K filed on July 9, 2014 (the “Form 8-K”) and specified in the Form 8-K that “the Company is filing information for the purpose of updating the description of its business included under the heading, “Item 1. Business” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 18, 2014.” The Company respectfully refers the Staff to Exhibit 99.2 to the Form 8-K.   Accordingly, the Company believes that we have already included information responsive to the Staff’s comment in our current disclosures pursuant to the Exchange Act.

On September 26, 2014, Mike Byrnes, VP, Finance of the Company and Daniel Lang of Goodwin Procter LLP, the Company’s corporate counsel, discussed the Staff’s comment with Bryan Pitko of the Staff.   Further to the discussion with Mr. Pitko, the Company intends to include additional information concerning our intellectual property portfolio, namely the number of patents and patent applications we license from UCL and the number of patents and patent applications we own directly in our upcoming Annual Report on Form 10-K for the year ending December 31, 2014.

In the interim, the Company believes that our current disclosure, particularly the business section incorporated by reference into Item 8.01 of the Form 8-K, together with the redacted Exhibit A to the License Agreement filed as Exhibit 10.5 to the Form 8-K/A, from which a reader can discern the quantity of patents and patent applications licensed from UCL, provides investors with adequate information concerning our intellectual property portfolio, including the number of patents and patent applications licensed from UCL as well as a description of the subject matter, jurisdictions and expiration dates of the patents and patent applications we own and license.  Therefore, the Company does not believe that an amendment to the Form 10-K is necessary at this time.

The Company supplementally advises the Staff that we currently license from UCL one patent and one patent application related to OCR-002 in the United States and fifteen patents and six pending patent applications related to OCR-002 in foreign jurisdictions.  In addition, the Company co-owns one patent application with and licensed from the UCL related to OCR-002 in the United States and three patents and fifteen pending patent applications in foreign jurisdictions.  Lastly, the Company solely owns three patents and two pending applications related to OCR-002 in the United States and five patents and twenty-nine pending applications in foreign jurisdictions.

Further to our discussions with Mr. Pitko at the Staff, the Company intends to update the foregoing information and supplement the disclosure provided in the Form 8-K in our Form 10-K for the year ending December 31, 2014.

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The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (650) 475-0158 should you have any questions or comments to this response.

Very truly yours,

/s/ Linda S. Grais, M.D.
Linda S. Grais, M.D.
President and Chief Executive Officer

cc:                                Linda S. Grais, M.D., President and Chief Executive Officer, Ocera Therapeutics, Inc.

Sharon Tetlow, Acting Chief Financial Officer, Ocera Therapeutics, Inc.

Mike Byrnes, VP, Finance, Ocera Therapeutics, Inc.

Mitchel S. Bloom, Goodwin Procter LLP

Daniel Lang, Goodwin Procter LLP